Exhibit 99.1

Copa Holdings Announces First Quarter Financial Results Release Schedule

PANAMA CITY, April 15, 2020 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – First Quarter 2020
Date:	May 6, 2020
Time:	After US market close
This release will be available on our website:	http://investor.shareholder.com/copa/results.cfm

Earnings Conference Call and Webcast
Date:	May 7, 2020
Time:	11:00 NOON US ET (10:00 AM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 102 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NG aircraft and 14 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774